UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ---------------------


                                    FORM 11-K

                    Annual Report Pursuant to Section 15 (d)
                     of the Securities Exchange Act of 1934


 For the fiscal year ended December 31, 2004   Commission file number 1-4858


                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN


     Plan Address:                      521 West 57th Street
                                        New York, New York 10019

     Issuer of Registered Securities:   International Flavors & Fragrances Inc.
                                        521 West 57th Street
                                        New York, New York 10019

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.

                         RETIREMENT INVESTMENT FUND PLAN

                              FINANCIAL STATEMENTS

                                       AND

                              SUPPLEMENTAL SCHEDULE

                   * * * * * * * * * * * * * * * * * * * * * *

                           DECEMBER 31, 2004 AND 2003

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN




Table of Contents to Financial Statements and Supplemental
Schedule


Financial Statements:                                                                      Page
         Report of Independent Registered Public Accounting Firm                             1

         Statement of Net Assets Available for Plan
            Benefits at December 31, 2004 and 2003                                           2

         Statement of Changes in Net Assets Available for Plan
            Benefits for the Years Ended December 31, 2004 and 2003                          3

         Notes to Financial Statements                                                    4-11

Supplemental Schedule:

         Part 1 - Schedule H, line 4i - Schedule of Assets (Held at End of Year)            12

         Signature                                                                          13

         Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of International Flavors & Fragrances Inc.
Retirement Investment Fund Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
-------------------------------
New York, New York
June 10, 2005

                             INTERNATIONAL FLAVORS & FRAGRANCES INC.
                                 RETIREMENT INVESTMENT FUND PLAN
                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                             December 31,
                           Assets                                   2004                       2003
    ------------------------------------------------------   ------------------         -----------------

    Investments at Fair Value:
      International Flavors & Fragrances Inc.
         Common Stock Fund                                $          10,387,908       $         9,678,008
      Vanguard Long-Term Investment Grade Fund                        7,444,080                 6,280,614
      Vanguard Prime Money Market Fund                               47,184,744                49,316,827
      Vanguard 500 Index Fund                                        48,465,601                44,139,098
      Vanguard U.S. Growth Fund                                      11,968,108                11,715,001
      Vanguard International Growth Fund                             10,790,334                 8,204,229
      Vanguard Total Bond Market Index Fund                           8,834,759                 7,989,121
      Vanguard Explorer Fund                                          6,559,123                 4,968,226
      Vanguard PRIMECAP Fund                                          8,512,143                 4,986,598
      Vanguard Asset Allocation Fund                                  3,660,302                 2,534,451
      Vanguard Mid-Cap Index Fund                                     6,752,133                 3,929,405
      Vanguard Equity Income Fund                                     1,246,664                   581,215
    Participant Loans                                                 3,721,094                 3,656,109
                                                          ---------------------     ---------------------

                                                                    175,526,993               157,978,902

    Accrued Dividends and Interest Receivable                            58,409                    63,248

                                                          ---------------------     ---------------------

    Net Assets Available for Plan Benefits                $         175,585,402       $       158,042,150
                                                          =====================     =====================

See Notes to financial statements.

                            INTERNATIONAL FLAVORS & FRAGRANCES INC.
                                RETIREMENT INVESTMENT FUND PLAN
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                          Year Ended December 31,
                                                                       2004                       2003
                                                              -------------------      ---------------------
  Contributions:
    Company contributions                                    $          2,668,920        $         2,475,757
    Participant contributions                                           9,388,013                  8,434,688
                                                              -------------------      ---------------------

       TOTAL CONTRIBUTIONS                                             12,056,933                 10,910,445
                                                              -------------------      ---------------------

  Investment Income:
    Dividends and Interest                                              2,977,051                  2,435,740
    Net Appreciation (Depreciation) of Investments                     11,414,106                 16,133,844
                                                              -------------------      ---------------------

       TOTAL INVESTMENT GAIN (LOSS)                                    14,391,157                 18,569,584
                                                              -------------------      ---------------------

  Transfer of plan assets from BBA Plan                                         -                  7,614,622
  Other asset transfers                                                    95,432                          -
                                                              -------------------      ---------------------

           TOTAL ADDITIONS                                             26,543,522                 37,094,651
                                                              -------------------      ---------------------

  Benefits Distributed                                                 (8,995,880)               (14,045,566)
  Administrative Fees                                                      (4,390)                    (4,750)
                                                              -------------------      ---------------------

            TOTAL DISBURSEMENTS                                        (9,000,270)               (14,050,316)
                                                              -------------------      ---------------------

  Net Increase in Participants' Balances During Year                   17,543,252                 23,044,335
  Net Assets at Beginning of Year                                     158,042,150                134,997,815
                                                              -------------------      ---------------------

  NET ASSETS AT END OF YEAR                                  $        175,585,402        $       158,042,150
                                                              ===================      =====================

See Notes to financial statements.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003





NOTE 1 - DESCRIPTION OF THE PLAN:
---------------------------------

         The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for complete information.

A. General:

         The Plan is a defined contribution plan covering all employees of International Flavors & Fragrances Inc. and its domestic subsidiaries (the "Company"), with the exception of the unionized employees located in Jacksonville, Florida. The Plan also covers certain U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees become eligible to participate in the Plan after 30 days from the first date of employment.

         Effective January 1, 2002, the Company amended the Plan to take advantage of certain changes permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRAA"), and to increase the maximum percentage of compensation that a participant is permitted to defer under the Plan.

         The Plan was amended as follows:

  - The elective deferral percentage a participant can make increased from 20% to 30% of compensation;
  - The limit on compensation was increased to $200,000 and is indexed thereafter;
  - The limit on elective deferrals was increased to the maximum allowable under EGTRAA including catch-up contributions by all employees who are eligible to make elective deferrals under the Plan and who will have reached age 50 before close of the Plan year;
  - The limit on annual additions increased to the lesser of $40,000 or 100% of compensation;
  - The suspension period after a hardship withdrawal is made was reduced from 12 months to 6 months; and
  - Rollover contributions from Internal Revenue Code Section 403(b) and governmental 457(b) plans are accepted.

B. Administration of the Plan:

         The Vanguard Fiduciary Trust Co. is the Trustee of the Plan. The Administrative Committee, appointed by the Company's Board of Directors, is responsible for administration of the Plan; the Administrative Committee has appointed the Vanguard Group ("Vanguard") to carry out most of the day-to-day activities of administration.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

C. Investments:

         The Plan offers participants twelve investment funds:

IFF Common Stock Fund: This fund consists principally of common stock of the Company and cash or cash equivalents deemed necessary for orderly investment in such stock and for anticipated cash requirements.

Vanguard Long-Term Investment Grade Fund: This fund seeks a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

Vanguard Prime Money Market Fund: This fund seeks to add value by emphasizing specific issues and sectors of the money market that appear to be attractively priced based upon historical yield-spread relationships. The portfolio is designed to maintain a constant $1.00 share value. An investment in the money market fund is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

Vanguard 500 Index Fund: This fund seeks investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index. The fund is expected to provide investors with long-term capital growth as well as a reasonable level of current income.

Vanguard U.S. Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of companies with above-average growth potential. Current income is incidental.

Vanguard International Growth Fund: This fund seeks long-term capital growth by investing in common stocks of companies based outside the United States that have above-average growth potential.

Vanguard Total Bond Market Index Fund: This fund seeks investment results that parallel the performance of the Lehman Aggregate Bond Index.

Vanguard Explorer Fund: This fund seeks to provide long-term capital growth by investing in a diversified portfolio of small-company stocks with prospects for above-average growth.

Vanguard PRIMECAP Fund: This fund seeks to provide long-term capital growth by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams. This fund also may invest in companies with below-average earnings but bright prospects for earnings growth.

Vanguard Asset Allocation Fund: This fund seeks long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk.

Vanguard Mid-Cap Index Fund: This fund seeks to parallel the performance of the Standard & Poor's MidCap 400 index, which comprises a market-weighted group of medium-sized U.S. companies.

Vanguard Equity Income Fund: This fund seeks to provide an above average level of current income and reasonable long-term capital appreciation by mainly investing in dividend-paying common stocks of established medium-size and large U.S. companies.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

D. Cash or Deferred Wage and Salary Conversion Agreements:

         Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement ("CODA") with the Company, pursuant to which his or her Plan contributions are made. Such agreement specifies the portion of the participant's compensation, as defined in the Plan, during each Plan year that the participant elects to forego and have contributed by the Company to the participant's account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreements to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the "Code"). Subject to these limitations, participants may contribute up to 30% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. Amounts in excess of Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company's Deferred Compensation Plan ("DCP").

E. Company Contributions:

         The Company matches 50% of the first 6% of the participant's compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis, or that is treated as a contribution to the DCP, as described in Section D above.

F. Vested Benefits:

         All participants who were employed by the Company on December 31, 2000 continue to vest immediately in their contributions and the Company's matching contributions, plus earnings on all contributions. A participant whose employment with the Company commenced on or after January 1, 2001 vests immediately in his or her contributions to the Plan plus earnings thereon. He or she vests in the Company's matching contributions and the earnings thereon after three years of continuous credited service. At December 31, 2004 and 2003, forfeited nonvested amounts approximated $31,000 and $43,000, respectively. These amounts will be used to reduce future employer contributions.

G. Individual Accounts:

         A separate account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant's contributions and the Company's matching contribution are credited to the specific participant's account. The participant's contributions and the Company's matching contributions are invested in one or more of the Plan's funds as directed by the participant.
         Participants' accounts are maintained on a unit basis for the IFF Common Stock Fund, and on a share basis for all other funds.
         Interest earned and dividends paid are credited to each participant's account based on accumulated daily account balances and reinvested in the respective fund.

H. Transfers Between Funds:

         Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. However, participants are only permitted to make four exchanges per fund during any twelve-month period. Exchanges must be in increments of 5%. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

I. Loans and In-service Withdrawals:

      Participants may borrow from the Plan as described in Note 4. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated to the Plan's Administrative Committee ("hardship withdrawal"). A participant who makes a hardship withdrawal is limited by the Internal Revenue Code as to the amount of CODA contribution he or she may make for the taxable year following the year of the withdrawal. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.

J. Rollover Contributions:

         Participants who receive eligible rollover distributions from another qualified plan may roll that distribution over into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account ("IRA") which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pretax contributions, plus any untaxed earnings thereon. All rollovers from the IRA must be made within one year of original distribution from the qualified retirement plan.

K. Benefit Payments:

         On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:

     -     A lump-sum payment;
     -     Periodic payments;
     -     A 50% joint and survivor annuity to a married participant; or
     -     A single life annuity.

         Lump sum or installment payments may be made in cash or securities at the direction of the Plan's Trustee. When periodic payments are elected, a participant's interest remains in the Plan and continues to receive allocations of earnings and losses until distribution.

L. Termination of Plan:

         The Company may terminate the Plan at any time. In such event, the total amounts in participants' accounts shall continue in the trust for their benefit and continue to vest in accordance with Note 1-F above, and shall be paid to them or their designated beneficiaries, as described in Note 1-K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention to terminate the Plan.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

         The following is a summary of the significant accounting policies followed by the Plan:

A. Method of Accounting:

          The Plan's financial statements are prepared on the accrual basis of accounting.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

B. Valuation of Investments:

         Investments, other than money market funds and participants' loans, are stated at fair value based on published quotations. Money market funds and participants' loans are stated at cost, which approximates fair value.

C. Security Transactions and Related Investment Income:

         Security transactions are recorded on the trade date; interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date.

D. Administrative Expenses:

         All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 4). Brokerage fees are included in the cost of investments when purchased and are deducted from proceeds received in determining realized gains and losses on investments sold. Investment advisory fees for the management of the Vanguard funds are expenses of the funds.

E. Contribution Income:

         Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants' earnings for the participant contributions. Contributions made in accordance with participants' CODA agreements (see Note 1-D) are recognized during the period in which the Company makes payroll deductions from the participants' earnings.

F. Benefit Obligations:

         Benefits are recorded when paid.

G. Risks and Uncertainties:

         The Plan provides for various investment options in any combination of investment funds described in Note 1-C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the financial statements.

H. Use of Estimates:

         The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

NOTE 3 - TAX STATUS:
--------------------

         The Internal Revenue Service has determined and informed the Company by a letter dated August 22, 2001 that the Plan is designed in accordance with applicable sections of the Code. Since the date of the most recent request for determination to the Internal Revenue Service, the Company has made certain amendments to the Plan. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 4 - PARTICIPANT LOANS:
---------------------------

         Upon application, the Trustees may make a loan to a participant in an amount not exceeding 50% of the balance in the participant's account, or $50,000, with a minimum loan of $1,000. Such loan is allocated, as applicable, among the twelve funds in proportion to the participant's balance in each. The loans are collateralized by the balance in the participants' accounts and bear interest at a fixed rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, but in no case in excess of the legal rate of interest. Loans are subject to a loan origination fee of $30, which is deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan.

         Interest rates on outstanding participant loans at December 31, 2004 and 2003 range from approximately 4.5% to approximately 10.0%.


NOTE 5 - RELATED PARTY TRANSACTIONS:
------------------------------------

         Certain Plan investments consist of units in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.

         The IFF Common Stock Fund invests in shares of the Company's stock. The fund is designed as a means for employees to participate in the potential long-term growth of the Company.


NOTE 6 - TRANSFER OF ASSETS FROM THE BUSH BOAKE ALLEN INC. EMPLOYEES SAVINGS AND
--------------------------------------------------------------------------------
INVESTMENT PLAN:
----------------

         Effective October 31, 2003, the non-union salaried employees of The Bush Boake Allen Inc. Employees Savings and Investment Plan ("BBA Plan") located in Jacksonville, Florida became eligible to participate in the Plan. Service with BBA counts towards vesting service in the Plan. Accordingly, on November 3, 2003 total assets of $7,614,622 were transferred from the BBA Plan and invested in the Plan.

         Other asset transfers include transfers from other plans into the Retirement Investment Fund Plan.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

NOTE 7 - NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS:
--------------------------------------------------------

         The net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:


                                             YEAR ENDED DECEMBER 31, 2004


                                                      International
                                                        Flavors &                                         Net
                                                     Fragrances Inc.                                 Appreciation/
                                                    Common Stock Fund         Mutual Funds           (Depreciation)
                                                 ------------------------  --------------------   ---------------------
IFF Common Stock Fund                            $             2,060,909   $                 -    $          2,060,909
Vanguard Long-Term Investment Grade Fund                                               177,086                 177,086
Vanguard 500 Index Fund                                                              3,883,205               3,883,205
Vanguard U.S. Growth Fund                                                              753,610                 753,610
Vanguard International Growth Fund                                                   1,498,417               1,498,417
Vanguard Total Bond Market Index Fund                                                 (41,729)                (41,729)
Vanguard Explorer Fund                                                                 718,940                 718,940
Vanguard PRIMECAP Fund                                                               1,057,142               1,057,142
Vanguard Asset Allocation Fund                                                         259,494                 259,494
Vanguard Mid-Cap Index Fund                                                            994,945                 994,945
Vanguard Equity Income Fund                                                             52,087                  52,087
                                                 ------------------------  --------------------   ---------------------

                     Total                       $             2,060,909   $         9,353,197    $         11,414,106
                                                 ========================  ====================   =====================



                                             YEAR ENDED DECEMBER 31, 2003

                                                      International
                                                        Flavors &                                         Net
                                                     Fragrances Inc.                                 Appreciation/
                                                    Common Stock Fund         Mutual Funds           (Depreciation)
                                                 ------------------------  --------------------   ---------------------
IFF Common Stock Fund                            $             (193,992)   $                 -    $          (193,992)
Vanguard Long-Term Investment Grade Fund                                                21,235                  21,235
Vanguard 500 Index Fund                                                              8,803,696               8,803,696
Vanguard U.S. Growth Fund                                                            2,268,511               2,268,511
Vanguard International Growth Fund                                                   1,869,991               1,869,991
Vanguard Total Bond Market Index Fund                                                 (53,261)                (53,261)
Vanguard Explorer Fund                                                               1,180,677               1,180,677
Vanguard PRIMECAP Fund                                                               1,025,532               1,025,532
Vanguard Asset Allocation Fund                                                         346,290                 346,290
Vanguard Mid-Cap Index Fund                                                            829,895                 829,895
Vanguard Equity Income Fund                                                             35,270                  35,270

                                                 ------------------------  --------------------   ---------------------
                     Total                       $             (193,992)   $        16,327,836    $         16,133,844
                                                 ========================  ====================   =====================

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003


NOTE 8 - PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN'S NET ASSETS:
---------------------------------------------------------------------------

         Investments at fair value that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003 were as follows:

                                                                   2004                 2003
                                                                 --------             --------
      Common Stock Fund:
        International Flavors & Fragrances Inc.                $ 10,387,908         $ 9,678,008

      Mutual Funds:
        Vanguard Prime Money Market Fund                         47,184,744          49,316,827
        Vanguard 500 Index Fund                                  48,465,601          44,139,098
        Vanguard U.S. Growth Fund                                11,968,108          11,715,001
        Vanguard International Growth Fund                       10,790,334           8,204,229
        Vanguard Total Bond Market Index Fund                     8,834,759           7,989,121

                              SUPPLEMENTAL SCHEDULE

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.

                         RETIREMENT INVESTMENT FUND PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004

                                                                                                                         Fair
ISSUE                                                 DESCRIPTION                                  Cost                  Value
----------------------------------------------------  -------------------------------------   ---------------        --------------
International Flavors & Fragrances Inc.  *            Common stock                         $       7,527,944     $      10,387,908

Vanguard Long-Term Investment Grade Fund  *           Mutual Fund                                  7,045,966             7,444,080

Vanguard Prime Money Market Fund  *                   Mutual Fund                                 47,184,744            47,184,744

Vanguard 500 Index Fund  *                            Mutual Fund                                 40,106,386            48,465,601

Vanguard U.S. Growth Fund *                           Mutual Fund                                 16,411,420            11,968,108

Vanguard International Growth Fund *                  Mutual Fund                                  9,393,287            10,790,334

Vanguard Total Bond Market Index Fund *               Mutual Fund                                  8,750,434             8,834,759

Vanguard Explorer Fund *                              Mutual Fund                                  5,336,495             6,559,123

Vanguard PRIMECAP Fund *                              Mutual Fund                                  7,154,723             8,512,143

Vanguard Asset Allocation Fund *                      Mutual Fund                                  3,231,283             3,660,302

Vanguard Mid-Cap Index Fund *                         Mutual Fund                                  5,336,551             6,752,133

Vanguard Equity Income Fund *                         Mutual Fund                                  1,172,954             1,246,664

Participant Loans                                     Varying maturity dates through
                                                      11/21/2014, interest ranging from
                                                      4.5% to 10.0%, per annum                     3,721,094             3,721,094

                                                                                           ------------------    ------------------
                                                          TOTAL                            $     162,373,281     $     175,526,993
                                                                                           ==================    ==================


     * denotes party-in-interest

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                      International Flavors & Fragrances Inc.
                                      Retirement Investment Fund Plan


         Date: June 27, 2005          By:      /s/ Richard A. Goldstein
                                               ------------------------
                                               Richard A. Goldstein
                                               Member, Administrative Committee



                                      By:      /s/ Douglas J. Wetmore
                                               -------------------------
                                               Douglas J. Wetmore
                                               Member, Administrative Committee

                                  EXHIBIT INDEX


        Exhibit No.                 Description

        23.1                        Consent of PricewaterhouseCoopers LLP

                                                                  Exhibit 23.1





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


         We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54423) of International Flavors & Fragrances Inc. of our report dated June 10, 2005 relating to the financial statements of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan, which appears in this Form 11-K.





         /s/ PricewaterhouseCoopers LLP
         ------------------------------
         New York, New York
         June 27, 2005